UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY

(CNPJ/MF) NO. 02.558.134/0001-58

BOARD OF TRADE (NIRE) 33 3 0026253 9

PUBLICLY-HELD COMPANY

TELEMAR NORTE LESTE S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 33.000.118/0001-79 BOARD OF TRADE (NIRE) 33 3 0015258 0 PUBLICLY-HELD COMPANY	COARI PARTICIPAÇÕES S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 04.030.087/0001-09 BOARD OF TRADE (NIRE) 35 3 0018062 3 PUBLICLY-HELD COMPANY

BRASIL TELECOM PARTICIPAÇÕES S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 02.570.688/0001-70 BOARD OF TRADE (NIRE) 53 3 0000581 8 PUBLICLY-HELD COMPANY	BRASIL TELECOM S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 76.535.764/0001-43 BOARD OF TRADE (NIRE) 53.3.0000622-9 PUBLICLY-HELD COMPANY

INVITEL S.A.

CORPORATE TAXPAYERS’ REGISTRY

(CNPJ/MF) NO. 02.465.782/0001-60

BOARD OF TRADE (NIRE) 3330016765-0

PUBLICLY-HELD COMPANY

RELEVANT FACT

Pursuant to CVM Instruction No. 358/02 and following notices of Relevant Facts and Notices to the Market disclosed by Tele Norte Leste Participações S.A. (“TNL”) and Telemar Norte Leste S.A. (“Telemar”) on April 25, 2008, November 21, 2008, December 19, 2008, December 22, 2008 and January 8, 2009, we hereby disclose to our shareholders, the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the “CVM”) and the market, that:

1.        As a result of the acquisition of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) and of Brasil Telecom S.A. (“Brasil Telecom”) by Copart 1 Participações S.A. (“Copart 1”), an indirect subsidiary of Telemar, on January 8, 2009, we began the process of revision and reconciliation of accounting practices and estimates used by TNL and Telemar with those of Brasil Telecom Holding and Brasil Telecom (the “Revisions for Reconciliation”). Additionally, a specialized company was hired to prepare an appraisal for the allocation of the purchase price (the “Appraisal”).

2.        The work in connection with the Revisions for Reconciliation and the Appraisal has not yet been concluded. However, as we have reached a conclusion in relation to the most substantive issues, we have decided to immediately disclose such conclusions. Based on the net equity of Brasil Telecom on December 31, 2008, the restatement, net of tax effects would be the following:

Brasil Telecom	12/31/2008 in millions of reais
Net equity	5,764
Adjustments
Legal contingencies	(1,450)
Pension plan	200
Allowance for doubtful accounts	(50)
Total net adjustments	(1,300)
Adjusted net equity	4,464

3.        The above described values are in relation to the following:

(i)	Legal contingencies (civil, labor and tax): refers to the revision of provisions from changes in estimates of risk of loss, by Telemar, in legal proceedings in connection with the rights of holders of Expansion Plans, labor claims and tax claims;

(ii)	Pension Plan: refers to Telemar’s adoption of the “corredor” method for the evaluation of Brasil Telecom’s pension plan assets and liabilities; and

(iii)	Allowance for doubtful accounts: refers to the adoption of the standard used by Telemar for the various methodologies of registering such provision.

4.        Telemar further clarifies that the exact manner in which the above mentioned values will be reflected in the companies’ accounting entries has not been determined as of the date hereof and will only be defined upon the conclusion of the Revisions for Reconciliation and the Appraisal.

Rio de Janeiro, April 3, 2009.

TELE NORTE LESTE PARTICIPAÇÕES S.A

TELEMAR NORTE LESTE S.A.

COARI PARTICIPAÇÕES S.A

BRASIL TELECOM PARTICIPAÇÕES S.A.

BRASIL TELECOM S.A

INVITEL S.A.

Alex Waldemar Zornig

Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This press release contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to TNL, Telemar, Brasil Telecom Holding and Brasil Telecom, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer